SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.    Description
No. 1          Disposal Update released on 10 February 2004
NO. 2          Notice of Results released on 13 February 2004

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Exhibit No. 1

The Rank Group Plc

Disposal Completed

On 30 October 2003, The Rank Group Plc ("Rank") announced that it had agreed to sell the businesses, assets and liabilities of Rank Leisure Machine Services Limited and Rank Seasonal Amusements Limited to Gamestec Leisure Limited for a total consideration of GBP30 million. Rank is pleased to announce that the disposal, which was subject to regulatory clearances being obtained, has now been completed.

The consideration will be used to reduce group borrowings.

Enquiries:

The Maitland Consultancy                                         020 7379 5151
Angus Maitland
Suzanne Bartch

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Exhibit No. 2

The Rank Group Plc

13 February 2004

The Rank Group Plc will announce its preliminary results for the year ended 31 December 2003 on Friday 27 February 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  16 February 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary